SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 28, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated June 28, 2007 regarding “Extraordinary General Meeting of Shareholders in Ericsson decided on Long Term Variable Compensation Program 2007 for all employees”.

Press Release June 28, 2007

Extraordinary General Meeting of Shareholders in Ericsson decided on Long Term Variable Compensation Program 2007 for all employees

At the Ericsson (NASDAQ:ERIC) Extraordinary General Meeting of Shareholders (EGM) held today, the EGM resolved to implement a Long Term Variable Compensation Program 2007 (“LTV 2007”). The LTV 2007 is based upon the same principles as the Long Term Incentive Plan 2006, which covers all employees, key contributors and senior management.

The LTV 2007 comprises three parts:

1. The Stock Purchase Plan for all employees, under which participants invest in Ericsson shares during a twelve months’ period and, after three years of holding, the shares are matched with one share for each one purchased.

2. The Key Contributor Retention Plan for up to 6,300 key contributors, under which specially selected participants in the Stock Purchase Plan receive one extra matching share for each one purchased, totally two matching shares.

3. The Executive Performance Stock Plan for up to 220 managers, under which up to 170 selected managers can receive up to four extra matching shares for each one purchased, up to 49 senior managers can receive up to six extra matching shares and the CEO can receive up to eight extra matching shares, totally up to five, seven or nine matching shares respectively, depending on the outcome of a performance target. Maximum matching shares will be allocated if the average annual growth of Earnings Per Share (EPS) between July 1, 2006 and June 30, 2009 is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 5 percent.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board.

Transfer of own shares

In order to implement the LTV 2007 the Extraordinary General Meeting of Shareholders also, in accordance with the proposals of the Board, resolved on transfer of own shares in accordance with the following:

No more than totally 35,100,000 shares of series B may, during the period from November 2007 up to and including November 2011, be transferred, free of consideration, to employees covered by the terms of the LTV 2007.

Further, the Company has the right to, prior to the Annual General Meeting of Shareholders 2008, transfer no more than 7,300,000 shares of series B, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at the Stockholm Stock Exchange (Stockholmsbörsen) at a price within the, at each time, registered price interval for the share.

Dilution and costs

As per June 15, 2007, Ericsson held 242,932,703 own shares. In order to implement the LTV 2007, a total of 42,400,000 shares are required, corresponding to approximately 0.27 percent of the total number of outstanding shares. The number of potential shares covered by existing incentive programs, including shares to cover social security payments, amounts to approximately 153 million shares, corresponding to approximately 0.96 per cent of the number of outstanding shares.

Out of the 42,400,000 shares of series B required for the LTV 2007, a total of 35,000,000 shares may be transferred to employees free of consideration, which could cause a dilutive effect of 0.22 percent on earnings per share. The dilutive effect of the matching shares, 0.22 percent, is not affected by the price for the shares at the time of matching since they are transferred free of consideration to the employee. There will, however, be no dilutive effect on earnings per share of the 7,300,000 shares, which may be transferred at Stockholmsbörsen as the shares are sold at market value.

The LTV 2007 will generate administration costs, compensation costs and social security costs in the range of SEK 857 million to SEK 1,287 million distributed over the years 2007—2011. The costs shall be compared with Ericsson’s total remuneration costs, which 2006 amounted to approximately SEK 43,000 million, including social security fees.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Media

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 28, 2007